UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                PAXAR CORPORATION
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   704227 10 7
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[  x   ] Rule 13d-1(c)
[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  704227 10 7

--------------- ----------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas W. Smith

--------------- ----------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                     (b) [x]

--------------- ----------------------------------------------------------------
    3           SEC USE ONLY


--------------- ----------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         United States

--------------- ----------------------------------------------------------------
            NUMBER OF              5          SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                498,564
          OWNED BY EACH
            REPORTING
             PERSON
              WITH
                                   ---------- ----------------------------------
                                   6          SHARED VOTING POWER

                                                    3,537,464

                                   ---------- ----------------------------------
                                   7          SOLE DISPOSITIVE POWER

                                                      498,564

                                   ---------- ----------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                    3,537,464

---------------------------------- ---------- ----------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,036,028

--------------- ----------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      Not Applicable

--------------- ----------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      8.6%%

--------------- ----------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------- ----------------------------------------------------------------

CUSIP No.  704227 10 7

--------------- ----------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas N. Tryforos

--------------- ---------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                     (b) [x]

--------------- ----------------------------------------------------------------
    3           SEC USE ONLY


--------------- ----------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         United States

--------------- ----------------------------------------------------------------
            NUMBER OF              5          SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  4,950
          OWNED BY EACH
            REPORTING
             PERSON
              WITH
                                   ---------- ----------------------------------
                                   6          SHARED VOTING POWER

                                                    3,537,464

                                   ---------- ----------------------------------
                                   7          SOLE DISPOSITIVE POWER

                                                        4,950

                                   ---------- ----------------------------------
                                   8          SHARED DISPOSITIVE POWER

                                                    3,537,464

---------------------------------- ---------- ----------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,542,414

--------------- ----------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      Not Applicable

--------------- ----------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      7.6%

--------------- ----------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------- ----------------------------------------------------------------


ITEM 1.

(a)          Name of Issuer:

                      Paxar Corporation
(b)      Address of Issuer's Principal Executive Offices:

                      105 Corporate Park Drive
                      White Plains, NY  10604
ITEM 2.  (a) Name of Person Filing:
(i)      Thomas W. Smith
(ii)     Thomas N. Tryforos

                      The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
(b)      Address of Principal Business Office:

                      The following is the address of the principal business office of each of the filing persons:

                      323 Railroad Avenue
                      Greenwich, CT  06830
(c)      Citizenship:

                      Each of Messrs. Thomas W. Smith and Thomas N. Tryforos is a United States citizen.
(d)      Title of Class of Securities:

                      Common Stock, par value $.10 per share.
(e)      CUSIP Number:

                      704227 10 7
ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

       If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]
ITEM 4.  Ownership
(a)    Thomas W. Smith - 4,036,028 shares;Thomas N. Tryforos - 3,542,414 shares
(b)    Thomas W. Smith - 8.6%; Thomas N. Tryforos - 7.6%
(c) Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,537,464 shares; Thomas W. Smith has sole power to vote and dispose of 498,564 shares, and Thomas N. Tryforos has sole power to vote and dispose of 4,950 shares.
ITEM 5.  Ownership of Five Percent or Less of a Class

             Not applicable.
ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

             Messrs. Smith and Tryforos in the aggregate beneficially own 3,770,428 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.
ITEM 8.  Identification and Classification of Members of the Group

             Not applicable.
ITEM 9.  Notice of Dissolution of Group

             Not applicable.
ITEM 10. Certification

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    February 14, 2000


                                                         /s/ Thomas W. Smith
                                                             Thomas W. Smith


                                                          /s/ Thomas N. Tryforos
                                                              Thomas N. Tryforos

                             JOINT FILING AGREEMENT



         The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2000, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) Dated:
February 14, 2000

                                                        /s/ Thomas W. Smith
                                                            Thomas W. Smith


                                                        /s/ Thomas N. Tryforos
                                                            Thomas N. Tryforos